Exhibit 99.1

News release

Cenovus announces second quarter 2024 results

Calgary, Alberta (August 1, 2024) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) delivered strong operational performance across its portfolio in the second quarter of 2024, with solid production from its upstream assets and improved crude throughput at the company’s U.S. refineries, which operated at an overall utilization rate of 93%. Net debt was $4.26 billion at June 30, 2024, and in July the company achieved its net debt target of $4.0 billion. As a result, beginning in the third quarter, Cenovus will begin returning 100% of excess free funds flow (EFFF) to shareholders, as per the company’s shareholder returns framework.

“With the achievement of this significant financial milestone, we are now in a position to substantially increase our shareholder returns,” said Jon McKenzie, Cenovus President & Chief Executive Officer. “We will continue our focus on safely delivering profitable and predictable operations, while progressing our growth projects to further improve the resiliency of the company.”

Recent highlights

•Achieved net debt target of $4.0 billion in July, immediately shifting to returning 100% excess free funds flow to shareholders.
•As a result of strong first half performance, increased the midpoint of Upstream production guidance to 797,500 barrels of oil equivalent per day (BOE/d)1 and the midpoint of Downstream throughput guidance to 655,000 barrels per day (bbls/d). Capital investment range is unchanged.
•The Narrows Lake tie-back pipeline to Christina Lake is expected to achieve mechanical completion by the end of the year, and remains on schedule to deliver first oil mid-2025.
•At Sunrise, the company began steaming two well pads which will be brought on production in the third and fourth quarters of this year.
•Achieved significant milestones on the West White Rose project as the concrete gravity structure reached its final height and topsides were structurally completed.
•Safely completed the largest turnaround in the Lloydminster Upgrader’s history, with the facility now returned to full operations.

Financial, production & throughput summary
For the period ended June 30	2024 Q2	2024 Q1	2023 Q2
Financial ($ millions, except per share amounts)
Cash from (used in) operating activities	2,807	1,925	1,990
Adjusted funds flow[2]	2,361	2,242	1,899
Per share (diluted)[2]	1.26	1.19	0.98
Capital investment	1,155	1,036	1,002
Free funds flow[2]	1,206	1,206	897
Excess free funds flow[2]	735	832	505
Net earnings (loss)	1,000	1,176	866
Per share (diluted)	0.53	0.62	0.44
Long-term debt, including current portion	7,275	7,227	8,534
Net debt	4,258	4,827	6,367
Production and throughput (before royalties, net to Cenovus)
Oil and NGLs (bbls/d)[1]	656,300	658,200	608,400
Conventional natural gas (MMcf/d)	867.2	855.8	729.4
1 See Advisory for production by product type.
2 Non-GAAP financial measure or contains a non-GAAP financial measure. See Advisory.
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Total upstream production (BOE/d)[1]	800,800	800,900	729,900
Total downstream throughput (bbls/d)	622,700	655,200	537,800

Second-quarter results
Operating results1

Cenovus’s total revenues were approximately $14.9 billion in the second quarter of 2024, up from $13.4 billion in the first quarter, driven primarily by improved benchmark oil prices, including a narrower light-heavy crude oil differential, combined with strong operating results. Upstream revenues were about $7.9 billion, an increase from $7.1 billion in the first quarter, while downstream revenues were approximately $9.1 billion, up from $8.6 billion in the first quarter. Total operating margin3 was about $2.9 billion, compared with $3.2 billion in the previous quarter. Upstream operating margin4 was approximately $3.1 billion, up from $2.6 billion in the first quarter. The company had a downstream operating margin4 shortfall of $153 million in the second quarter, compared with an operating margin of $560 million in the previous quarter as the Lloydminster Upgrader underwent a major planned turnaround. The turnaround was impacted by weather-related delays which resulted in additional costs due to lost productivity. The turnaround is now complete and the Upgrader has ramped up to full rates. Downstream operating margin was further impacted by narrower light-heavy crude oil differentials in addition to planned and unplanned outages. In the second quarter, operating margin in U.S. Refining benefited from approximately $80 million of first in, first out (FIFO) gains.

Total upstream production was 800,800 BOE/d in the second quarter, in line with the first quarter. Foster Creek volumes were 195,000 bbls/d compared with 196,000 bbls/d in the first quarter and Christina Lake production was 237,100 bbls/d, in line with the first quarter. Christina Lake will commence planned turnaround activity in September, which is expected to reduce third-quarter production volumes by approximately 45,000 bbls/d. Sunrise production was 46,100 bbls/d in the second quarter, a slight decline from the previous quarter, reflecting a planned outage. Lloydminster thermal production was 113,500 bbls/d, which reflects a successful redevelopment program and base well optimization. Lloydminster conventional heavy oil production was 18,100 bbls/d, in line with the first quarter. In the second quarter, Cenovus loaded its first vessels at the Westridge Marine Terminal following the successful startup of the Trans Mountain pipeline expansion.

Production in the Conventional segment was 123,100 BOE/d in the second quarter, an increase from 120,700 BOE/d in the prior quarter. Conventional operating costs declined approximately 14% from the first quarter of 2024, to $11.25/BOE4, reflecting lower repair and maintenance expenses, the divestment of higher-cost assets and the company’s commitment to cost discipline.

In the Offshore segment, production was 66,200 BOE/d compared with 64,900 BOE/d in the first quarter. In Asia Pacific, sales volumes were 57,800 BOE/d, reflecting strong natural gas demand in the region. In the Atlantic, production was 8,400 bbls/d, up from 7,200 bbls/d in the prior quarter as the non-operated Terra Nova field continues to ramp up to full rates. Sales volumes in the Atlantic region in the second quarter were 14,800 bbls/d, compared with 3,900 bbls/d in the first quarter. Planned maintenance work on the SeaRose floating production, storage and offloading (FPSO) vessel is nearing completion and the company anticipates the return of the vessel to the White Rose field late in the third quarter of this year.

Refining throughput in the second quarter was 622,700 bbls/d, a decrease from 655,200 bbls/d in the first quarter, due to planned maintenance activities in Canadian Refining as well as both planned and minor unplanned outages in U.S. Refining. Crude throughput in the Canadian Refining segment was 53,800 bbls/d in the second quarter, compared with 104,100 bbls/d in the first quarter, with the decrease due to the

1 See Advisory for production by product type.
3 Non-GAAP financial measure. Total operating margin is the total of Upstream operating margin plus Downstream operating margin. See Advisory.
4 Specified financial measure. See Advisory.
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turnaround at the Lloydminster Upgrader. The turnaround was safely and successfully completed, and the Upgrader has now ramped up to normal rates. Weather-related delays impacting the turnaround resulted in cost increases due to lost productivity and extended the scheduled timeline.

In U.S. Refining, crude throughput was 568,900 bbls/d in the second quarter, compared with 551,100 bbls/d in the first quarter. Throughput in the quarter increased primarily due to improved operating performance and availability across the company's operated and non-operated refining assets and lower levels of planned maintenance when compared with the prior quarter. In addition, the company has optimized planned turnaround activity at the Lima Refinery in the second half of the year, leveraging the integration of the company’s expanded refinery network. This, combined with the deferral of some planned turnaround activities into 2025, is now reflected in the planned maintenance summary below and in the company’s updated guidance range for crude throughput.

1 See Advisory for production by product type.
3 Non-GAAP financial measure. Total operating margin is the total of Upstream operating margin plus Downstream operating margin. See Advisory.
4 Specified financial measure. See Advisory.
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Financial results

Second-quarter cash from operating activities, which includes changes in non-cash working capital, was about $2.8 billion, compared with $1.9 billion in the first quarter of 2024. Adjusted funds flow was approximately $2.4 billion, compared with $2.2 billion in the prior period and free funds flow was $1.2 billion, in line with the previous quarter. Second-quarter financial results were positively impacted by higher benchmark crude oil prices and a narrowing of the light-heavy crude oil differential, partially offset by higher feedstock costs in the company’s Downstream business and increased condensate prices. Net earnings in the second quarter were $1.0 billion, a slight decline from $1.2 billion in the previous quarter, primarily as a result of higher purchased product, and transportation and blending costs.

Long-term debt, including the current portion, was $7.3 billion at June 30, 2024, in line with the previous quarter. Net debt was approximately $4.26 billion at June 30, 2024, a decrease from $4.8 billion at March 31, 2024, primarily due to free funds flow of $1.2 billion and a release of non-cash working capital. These factors were partially offset by shareholder returns of $1.0 billion. In July, the company achieved its net debt target of $4.0 billion, and will now return 100% of EFFF to shareholders in accordance with its financial framework.

Growth projects and capital investments
In the Oil Sands segment, the company continues to progress the tie-back of Narrows Lake, building a 17-kilometre pipeline connecting the reservoir to the Christina Lake processing facility, which will add between 20,000 bbls/d and 30,000 bbls/d of production starting in late 2025. The project is now 88% constructed, with the first two pads drilled, and hydro testing of the first segment of the line was completed in the second quarter of 2024. At Sunrise, the company began steaming two well pads which will be brought on production in the third and fourth quarters of this year, and one additional well pad will come online in early 2025. Additionally, the optimization project at Foster Creek remains on schedule for startup by the middle of 2026, with most modules and major pieces of equipment in place and pipe installation underway. At the Conventional Heavy Oil assets, the rig fleet has ramped up to four rigs. The company expects to see increased drilling activity in the second half of the year and a higher exit production rate for the asset.

Capital in the Conventional business was directed towards drilling, completion, tie-in and infrastructure projects. The West White Rose project reached a significant milestone with the completion of major construction on two key components of the platform, with the concrete gravity structure reaching its final height and the topsides structurally completed. The West White Rose project is now approximately 80% complete and progressing on-schedule, with first production expected from the field in 2026. In the Downstream, capital was primarily directed to sustaining activities and reliability initiatives at the company’s operated and non-operated assets.

2024 guidance update
Cenovus has revised its 2024 corporate guidance to reflect the company’s updated outlook for the remainder of the year. It is available on Cenovus.com under Investors.

Changes to the company’s 2024 guidance include:

•Total upstream production of 785,000 BOE/d to 810,000 BOE/d, an increase of 7,500 BOE/d at the midpoint as a result of strong year-to-date performance and asset reliability.
•Total downstream throughput of 640,000 bbls/d to 670,000 bbls/d, an increase of 5,000 bbls/d at the midpoint as a result of strong year-to-date performance and optimization of the

1 See Advisory for production by product type.
3 Non-GAAP financial measure. Total operating margin is the total of Upstream operating margin plus Downstream operating margin. See Advisory.
4 Specified financial measure. See Advisory.
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company’s turnaround activities in the second half of the year, including turnaround activity that was deferred to 2025.
•Oil Sands operating costs of $10.50/bbl to $12.50/bbl representing a decrease of 12% at the midpoint, and Asia Pacific operating costs of $9.50/BOE to $10.50/BOE, representing a decrease of $2.00/BOE at the midpoint.
•Updated Canadian Refining operating costs per barrel range to $20.25/bbl to $22.25/bbl to reflect cost increases associated with the Lloydminster Upgrader turnaround which were incurred in the first half of the year.
•G&A expenses of $625 million to $675 million, a reduction of $25 million at the midpoint

The company has also updated its commodity price assumptions, guidance range for cash taxes, and operating cost guidance for the Atlantic and U.S. Downstream segments. The company continues to execute its capital program and there has been no change to Cenovus’s expected capital investment range of $4.5 billion to $5.0 billion.

Dividend declarations and share purchases
The Board of Directors has declared a quarterly base dividend of $0.180 per common share, payable on September 27, 2024 to shareholders of record as of September 13, 2024.

In addition, the Board has declared a quarterly dividend on each of the Cumulative Redeemable First Preferred Shares – Series 1, Series 2, Series 3, Series 5 and Series 7 – payable on October 1, 2024 to shareholders of record as of September 13, 2024 as follows:

Preferred shares dividend summary
Share series	Rate (%)	Amount ($/share)
Series 1	2.577	0.16106
Series 2	6.602	0.41488
Series 3	4.689	0.29306
Series 5	4.591	0.28694
Series 7	3.935	0.24594

All dividends paid on Cenovus’s common and preferred shares will be designated as “eligible dividends” for Canadian federal income tax purposes. Declaration of dividends is at the sole discretion of the Board and will continue to be evaluated on a quarterly basis.

In the second quarter, the company returned approximately $1.0 billion to common shareholders. This was composed of $440 million through its normal course issuer bid, $334 million through base dividends and $251 million of variable dividends paid.

2024 planned maintenance
The following table provides details on planned maintenance activities at Cenovus assets through 2024 and anticipated production or throughput impacts.

2024 planned maintenance
Potential quarterly production/throughput impact (Mbbls/d or MBOE/d)
	Q3	Q4	Annualized impact
Upstream
Oil Sands	42-47	6-10	13-16
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2024 planned maintenance
Atlantic	8-10	—	5-7
Conventional	6-8	—	2-4
Downstream
Canadian Refining	2-5	—	12-14
U.S. Refining	10-15	15-20	12-15

Organizational updates
Drew Zieglgansberger, Executive Vice-President & Chief Commercial Officer, has announced his retirement from Cenovus effective August 31, 2024. The current duties of the chief commercial officer will be reassigned to other members of the company’s senior leadership team.

“Drew has made significant contributions in multiple roles during his impressive 25-year career with Cenovus and its predecessor companies,” said McKenzie. “As Chief Commercial Officer, Drew has led the successful integration of the commercial aspects of our business with our operations, which we will continue to build on as we demonstrate the value of our larger, integrated company. I would like to thank Drew for his many contributions over the years and wish him the very best.”

Sustainability
Cenovus’s 2023 Environmental, Social & Governance report was originally scheduled to be published at the end of June. However, due to significant uncertainty created by recent changes to Canada’s Competition Act involving environmental and climate disclosure standards, Cenovus will be issuing an interim Corporate Social Responsibility report in late August, addressing safety, Indigenous reconciliation, inclusion & diversity and governance. The extent to which the Competition Bureau can provide clarity regarding its new environmental disclosure standards will help guide Cenovus’s future communications about the environmental work the company continues to advance.

Conference call today

8 a.m. Mountain Time (10 a.m. Eastern Time)
Cenovus will host a conference call today, August 1, 2024, starting at 8 a.m. MT (10 a.m. ET).
To join the conference call without operator assistance, please register here approximately 5 minutes in advance to receive an automated call-back when the session begins.
Alternatively, you can dial 888-664-6383 (toll-free in North America) or 416-764-8650 to reach a live operator who will join you into the call. A live audio webcast will also be available and archived for approximately 90 days.

Advisory

Basis of Presentation

Cenovus reports financial results in Canadian dollars and presents production volumes on a net to Cenovus before royalties basis, unless otherwise stated. Cenovus prepares its financial statements in accordance with International Financial Reporting Standards (IFRS) Accounting Standards.

Barrels of Oil Equivalent

Natural gas volumes have been converted to barrels of oil equivalent (BOE) on the basis of six thousand cubic feet (Mcf) to one barrel (bbl). BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at
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the burner tip and does not represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil compared with natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is not an accurate reflection of value.

Product types

Product type by operating segment
Three months ended June 30, 2024
Oil Sands
Bitumen (Mbbls/d)	591.7
Heavy crude oil (Mbbls/d)	18.1
Conventional natural gas (MMcf/d)	10.5
Total Oil Sands segment production (MBOE/d)	611.5
Conventional
Light crude oil (Mbbls/d)	5.1
Natural gas liquids (Mbbls/d)	21.4
Conventional natural gas (MMcf/d)	579.4
Total Conventional segment production (MBOE/d)	123.1
Offshore
Light crude oil (Mbbls/d)	8.4
Natural gas liquids (Mbbls/d)	11.6
Conventional natural gas (MMcf/d)	277.3
Total Offshore segment production (MBOE/d)	66.2
Total upstream production (MBOE/d)	800.8

Forward‐looking Information

This news release contains certain forward‐looking statements and forward‐looking information (collectively referred to as “forward‐looking information”) within the meaning of applicable securities legislation about Cenovus’s current expectations, estimates and projections about the future of the company, based on certain assumptions made in light of the company’s experiences and perceptions of historical trends. Although Cenovus believes that the expectations represented by such forward‐looking information are reasonable, there can be no assurance that such expectations will prove to be correct.
Forward‐looking information in this document is identified by words such as “anticipate”, “continue”, “deliver”, “expect”, “focus”, “progress”, “target” and “will” or similar expressions and includes suggestions of future outcomes, including, but not limited to, statements about: returning Excess Free Funds Flow to shareholders; shareholder returns; safety; profitable and predictable operations; growth projects; resiliency; Net Debt; production guidance; the optimization project at Foster Creek; production at Sunrise; drilling activity and production at the Conventional Heavy Oil assets; turnaround activity at Christina Lake; planned maintenance on the SeaRose FPSO; return of the SeaRose FPSO to the White Rose Field; first production from the West White Rose project; optimizing planned turnaround activity for U.S. Refining; allocation of Excess Free Funds Flow; 2024 planned maintenance; dividend payments; and Cenovus’s 2024 corporate guidance available on cenovus.com.
Developing forward‐looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The factors or assumptions on which the forward‐looking information in this news release are based include, but are not limited to: the allocation of free funds flow to reducing net debt; commodity prices, inflation and supply chain constraints; Cenovus’s ability to produce on an
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unconstrained basis; Cenovus’s ability to access sufficient insurance coverage to pursue development plans; Cenovus’s ability to deliver safe and reliable operations and demonstrate strong governance; and the assumptions inherent in Cenovus’s 2024 corporate guidance available on cenovus.com.
The risk factors and uncertainties that could cause actual results to differ materially from the forward‐looking information in this news release include, but are not limited to: the accuracy of estimates regarding commodity production and operating expenses, inflation, taxes, royalties, capital costs and currency and interest rates; risks inherent in the operation of Cenovus’s business; and risks associated with climate change and Cenovus’s assumptions relating thereto and other risks identified under “Risk Management and Risk Factors” and “Advisory” in Cenovus’s Management’s Discussion and Analysis (MD&A) for the year ended December 31, 2023.

Except as required by applicable securities laws, Cenovus disclaims any intention or obligation to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward‐looking information. For additional information regarding Cenovus’s material risk factors, the assumptions made, and risks and uncertainties which could cause actual results to differ from the anticipated results, refer to “Risk Management and Risk Factors” and “Advisory” in Cenovus’s MD&A for the periods ended December 31, 2023 and June 30, 2024, and to the risk factors, assumptions and uncertainties described in other documents Cenovus files from time to time with securities regulatory authorities in Canada (available on SEDAR+ at sedarplus.ca, on EDGAR at sec.gov and Cenovus’s website at cenovus.com.

Specified Financial Measures

This news release contains references to certain specified financial measures that do not have standardized meanings prescribed by IFRS Accounting Standards. Readers should not consider these measures in isolation or as a substitute for analysis of the company’s results as reported under IFRS Accounting Standards. These measures are defined differently by different companies and, therefore, might not be comparable to similar measures presented by other issuers. For information on the composition of these measures, as well as an explanation of how the company uses these measures, refer to the Specified Financial Measures Advisory located in Cenovus’s MD&A for the period ended June 30, 2024 (available on SEDAR+ at sedarplus.ca, on EDGAR at sec.gov and on Cenovus's website at cenovus.com) which is incorporated by reference into this news release.

Upstream Operating Margin and Downstream Operating Margin

Upstream Operating Margin and Downstream Operating Margin, and the individual components thereof, are included in Note 1 to the interim Consolidated Financial Statements.

Total Operating Margin

Total Operating Margin is the total of Upstream Operating Margin plus Downstream Operating Margin.
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	Upstream (1)			Downstream (1)			Total
($ millions)	Q2 2024	Q1 2024	Q2 2023	Q2 2024	Q1 2024	Q2 2023	Q2 2024	Q1 2024	Q2 2023
Revenues
Gross Sales	8,715	7,864	7,285	9,053	8,567	7,427	17,768	16,431	14,712
Less: Royalties	(859)	(747)	(637)	—	—	—	(859)	(747)	(637)
	7,856	7,117	6,648	9,053	8,567	7,427	16,909	15,684	14,075
Expenses
Purchased Product	815	771	751	8,099	7,219	6,447	8,914	7,990	7,198
Transportation and Blending	3,043	2,811	2,770	—	—	—	3,043	2,811	2,770
Operating	889	898	883	1,099	787	843	1,988	1,685	1,726
Realized (Gain) Loss on Risk Management	20	6	(13)	8	1	(6)	28	7	(19)
Operating Margin	3,089	2,631	2,257	(153)	560	143	2,936	3,191	2,400
(1) Found in the June 30, 2024, or the March 31, 2024, interim Consolidated Financial Statements.

Adjusted Funds Flow, Free Funds Flow and Excess Free Funds Flow

The following table provides a reconciliation of cash from (used in) operating activities found in Cenovus’s Consolidated Financial Statements to Adjusted Funds Flow, Free Funds Flow and Excess Free Funds Flow. Adjusted Funds Flow per Share – Basic and Adjusted Funds Flow per Share – Diluted are calculated by dividing Adjusted Funds Flow by the respective basic or diluted weighted average number of common shares outstanding during the period and may be useful to evaluate a company’s ability to generate cash.

	Three Months Ended
($ millions)	Jun. 30, 2024	Mar. 31, 2024	Jun. 30, 2023
Cash From (Used in) Operating Activities (1)	2,807	1,925	1,990
(Add) Deduct:
Settlement of Decommissioning Liabilities	(48)	(48)	(41)
Net Change in Non-Cash Working Capital	494	(269)	132
Adjusted Funds Flow	2,361	2,242	1,899
Capital Investment	1,155	1,036	1,002
Free Funds Flow	1,206	1,206	897
Add (Deduct):
Base Dividends Paid on Common Shares	(334)	(262)	(265)
Dividends Paid on Preferred Shares	(9)	(9)	(9)
Settlement of Decommissioning Liabilities	(48)	(48)	(41)
Principal Repayment of Leases	(75)	(70)	(76)
Acquisitions, Net of Cash Acquired	(5)	(10)	(4)
Proceeds From Divestitures	—	25	3
Excess Free Funds Flow	735	832	505
(1) Found in the June 30, 2024, or the March 31, 2024, interim Consolidated Financial Statements.

Cenovus Energy Inc.

Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is focused on managing its assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance considerations into its business plans.
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Cenovus common shares and warrants are listed on the Toronto and New York stock exchanges, and the company’s preferred shares are listed on the Toronto Stock Exchange. For more information, visit cenovus.com.

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Cenovus contacts

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